SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

APAC Customer Services, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00185E106

(CUSIP Number)

Barry L. Fischer
Thompson Coburn Fagel Haber
55 East Monroe Street
Suite 3700
Chicago, IL 60603
 (312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590418109
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,749,320
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,749,320
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,320
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

(1)           Based upon 51,218,419 shares of the Issuer’s common stock issued and outstanding as of May 6, 2011, as reported on the Issuer’s Form 10-K for the quarterly period ended April 3, 2011.

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Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated May 14, 2008, as amended by Amendment No. 1 to Schedule 13D dated October 20, 2008, Amendment No. 2 to Schedule 13D dated February 2, 2009 and Amendment No. 3 to Schedule 13D dated February 24, 2009 (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 4 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.     Purpose of Transaction is hereby amended by adding thereto the following:

Following the announcement that the Issuer and One Equity, the private investment arm of JPMorgan Chase & Co., had entered into a definitive merger agreement under which an affiliate of One Equity will acquire 100% of the Issuer, and that APAC's Board of Directors had unanimously approved the transaction, the Reporting Person decided to sell shares of the Issuer.

Item 5.     Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 1,749,320 shares (the "Shares"), constituting approximately 3.42% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 51,218,419 shares of the Issuer’s common stock issued and outstanding as of May 6, 2011, as reported on the Issuer’s Form 10-K for the quarterly period ended April 3, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)
Except as described immediately below, the Reporting Person has not effected any transaction in shares of the Stock during the 60 days prior to the filing of this Schedule 13D. During the 60 days prior to the filing of this Schedule 13D, the Reporting Person bought or sold shares of Stock (through open market transactions) as follows:

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On May 19, 2011, the Reporting Person sold options to sell 150,000 shares of the Issuer due June 6, 2011 (the “June Put Option”) at a price of $0.22 per share (or $22.19 per option).  On May 24, 2011, the Reporting Person sold options to purchase 3,200 shares of the Issuer due December 6, 2011 (the “December Call Option”) at a price of $0.35 per share (or $35.00 per option).  The Reporting Person repurchased the December Call Options on July 7, 2011 at a price of $2.55 per share.  In addition, the Reporting Person made the following purchases, sales and acquisitions of Common Stock:

DATE	TRANSACTION	QUANTITY	PRICE PER SHARE
5/27/2011	Sell	1,300	$5.9708
5/31/2011	Sell	600	$5.9555
6/17/2011	Acquisition (1)	110,200	$6.00
7/7/2011	Sell	80,000	$8.4611
7/7/2011	Sell	268,821	$8.436
7/7/2011	Sell	100,000	$8.43
7/7/2011	Sell	791,670	$8.4346
7/7/2011	Sell	3,200	$2.55

(1)	Resulting from exercise of a portion of the June Put Option by the then holder.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on July 7, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 8, 2011

/s /	Barry L. Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

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